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July 13, 2010

VIA FACSIMILE AND EDGAR
Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	The GEO Group, Inc.
Amendment No. 3 to Form S-4
Filed July 13, 2010
File No. 333-166525
Dear Mr. Ingram:
     On behalf of The GEO Group, Inc. (“GEO”), we hereby respond to the Staff’s comment letter, dated July 13, 2010, regarding the above referenced Amendment No. 3 to Form S-4 (“Amendment No. 3”). Please note that we are simultaneously filing Amendment No. 4 to Form S-4 (“Amendment No. 4”). We are providing a courtesy copy via e-mail and three copies of Amendment No. 4 marked to show changes from Amendment No. 3. Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.
Exhibit 5.1
1.	Please have counsel confirm to us that it concurs with our understanding that its reference in its legal opinion to the “corporate laws of the State of Florida” includes all statutory provisions and reported judicial decisions interpreting such laws. Please have counsel file this confirmation as correspondence on EDGAR.

Jay Ingram, Legal Branch Chief
July 13, 2010

     Response:
     We acknowledge the Staff’s comment. We hereby concur with your understanding and confirm that the reference in our 5.1 opinion to the “corporate laws of the State of Florida” in the statement "[t]he opinion expressed herein is limited to the federal securities laws of the United States of America and the corporate laws of the State of Florida and we express no opinion as to the effect on the matters covered of the laws of any other jurisdiction,” includes all statutory provisions of the Florida Business Corporation Act and reported judicial decisions interpreting such laws of the State of Florida.
Exhibit 8.1
2.	Please have counsel delete the last clause of the penultimate paragraph of its tax opinion: “or that we are experts within the meaning of Section 11 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.”
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Exhibit 8.1 to Amendment No. 4.
3.	Please have counsel delete the limitation in the last paragraph regarding who may rely on the tax opinion.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Exhibit 8.1 to Amendment No. 4.
4.	Please have counsel consent to the use of the opinion contained in the prospectus discussion.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Exhibit 8.1 to Amendment No. 4.
Exhibit 8.2
5.	Please have counsel consent to the use of the opinion contained in the prospectus discussion.
     Response:
     Exhibit 8.2 to Amendment No. 4 has been revised in response to the Staff’s oral and written comments. Additionally, as requested in conversations with the Staff, the language regarding “experts” in Exhibit 8.2 has been revised; however, we believe that the Staff’s position regarding the statement concerning “experts” may be inconsistent with prior comments made by the Staff on other transactions and we respectfully reserve the right in the future to appeal the Staff’s position.

Jay Ingram, Legal Branch Chief
July 13, 2010

     We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-755-5812.

Sincerely, AKERMAN SENTERFITT
/s/ Jose Gordo
Jose Gordo
For the Firm

cc:	Securities and Exchange Commission
Hagen Ganem, Esq., Staff Attorney
Jeanne Baker, Assistant Chief Accountant
Nudrat Salik, Staff Accountant

The GEO Group, Inc.
John J. Bulfin, Esq., Senior Vice President and General Counsel

Cornell Companies, Inc.
Cathryn L. Porter, Esq., General Counsel

Hogan Lovells US LLP
Daniel Keating, Esq.

Akerman Senterfitt
Stephen K. Roddenberry, Esq.
Esther L. Moreno, Esq.